Exhibit B Crowdfund Montana Crowdfunding Page

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# The Pacific NW Rural Broadband Alliance, LTD

**Montana United States**

Working to close the digital divide by providing rural communities with fast and affordable modern broadband.

KPAX Covers Missoula Valley Internet Co-...
Missoula Valley
Internet Co-Op

#Sustainability #Infrastructure #Community #JobCreation

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$0 FUNDS RECEIVED

of $1,000,000 maximum target

$100K MINIMUM

## Offering

### *Debt*

CrowdFundMainstreet-MainPitchDeck.pdf

### *Mission*

We are a 501(c)(3) nonprofit dedicated to building fast and affordable locally-owned and operated broadband networks for rural under-served and unconnected communities.

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*Investment Perks*

## Key Facts & Financials

- Missoula Valley Internet Co-op soft-launch successful, delivering 100-500mb/s symmetric speeds to over 50 customers in the Grant Creek area, initial service area covering over 400 homes, with over 500 pre-registered customers ready and waiting.
- The investments we make in our networks reach ROI in 8-9 months, becoming profitable within a year.
- Conservative estimates for our organization's 5-year revenue projections are in the range of over $2 million annually.

Independent_Accountant_s_Review_Report_7.3...

Pacific Northwest Rural Broadband Alliance Lt...

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- Working with Mission West Community Development Partners to form the Mission Valley Internet Co-op, with over 100 customers already pre-registered, and formal support from the city of Polson.
- In the final planning stages of launching our first Washington network on Anderson Island with over 10% of the island's permanent residents pre-registered.
- Working in partnership with solar technology company to produce green energy broadband infrastructure solutions.
- Actively developing numerous partnerships with other cutting-edge technology companies.

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# The Pacific NW Rural Broadband Alliance, LTD Story



For decades, the United States has been experiencing an ever-worsening crisis of unequal access to quality internet that impacts to a total of 70 million people. Montana is the state struggling the most, ranking **dead last** in the nation behind states like Alaska and

 
Wyoming. To make matters worse, Montanans also pay the highest prices for the slowest speeds.

The COVID-19 pandemic put a spotlight on this inequity and highlighted how traditional internet service providers struggle to keep people online, raise prices without improving service, and fail to expand their service to those in need when it matters the most.

During this time, Montanans were among the most impacted limiting people's ability to work from home, children's access to distance learning, families' ability to access vital telemedicine services, and our small businesses' ability to operate.

The Pew Charitable Trust reports that 29% of American families earning less than $30,000 don't own a smartphone, and only 18% have home access to the kind of high-speed internet required for jobs, education, telemedicine and other basic needs.

The digital divide most negatively impacts rural areas, like Montana, struggling with aging and inadequate infrastructure. In these areas economically disadvantaged families struggle to afford current prices for broadband internet that is of dubious quality.

However, this isn't just an issue of affordability, though. In these rural parts of the country up to 23% of American households earning  $75,000 or more also don't have access to modern broadband.



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Broadband Scorecard 2020
R Street
Letter Grade
A
A-
B+
B
B-
C+
C
C-
D+
D

Montana ranks last in the country in broadband access with a D rating.

We formed the Pacific Northwest Rural Broadband Alliance (PNWRBA), a 501(c)(3) nonprofit, to provide rural communities the tools and resources they need to solve this problem they collectively face. We offer a low-cost solution to this digital divide by building locally-based high-speed broadband networks that pay customers for hosting wireless relays that grow their network's size, speed, and reliability.

We operate more efficiently than large corporate internet providers by using the proven and cutting-edge Althea technology that forgoes the construction of expensive centralized infrastructure. Althea allows us to create decentralized and distributed networks design with automated billing and customer management services provided via blockchain technology.

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As veteran telecommunications and software engineers, we have intimate knowledge of large-scale ISP operations and how their outdated and inefficient operations fail to meet the demands of much of America. We are passionate about applying our skills and experience to ensure rural Montanans gain access to the level of internet service required to participate in 21st-century life.

With our bottom-up, grass roots, community focused model we are capable of quickly and efficiently building fast and affordable broadband networks that can easily scale to meet growing demand. This creates a market of 70 million under-served and unconnected people who are truly accessible for the first time.


Enter Althea: Decentralized Mesh Networking
Althea is a cutting edge technology creating locally owned broadband service for communities around the world
The network starts with fiber connected gateways built by us
Property owners host relays and earn revenue for connecting neighbors
Customers connect to relays for cheap and secure internet service

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In January 2021, local television station KPAX aired a piece featuring the launch of our flagship network, the Missoula Valley Internet Co-op. Since the network launched, our organization has have received overwhelming demand locally, with over 500 pre-registered customers, and more networks planned for launch across the state. Along with a presentation we recently gave at the "Polson Bounces Back!" business event our pending Mission Valley network was recently featured in the Lake County Leader as part of our larger mission to actively deploy this technology to even the smallest communities around Montana.

## How do we compare?

How does the Missoula Valley Internet Co-Op stack up against the competition? Here are just a few ways we compare to other internet providers.

| | MISSOULA VALLEY INTERNET CO-OP | SPECTRUM | STARLINK | VIASAT |
|---|---|---|---|---|
| SPEEDS | 100-500mb/s Up 100-500mb/s Down | 20-30mb/s Up 200-400mb/s Down | 17-25mb/s Up 40-93mb/s Down | 1.2mb/s Up 12.5mb/s Down |
| COST | Lite: $25-$30 Average: $50-$70 Heavy: $80-$100 | Base Tier: $89.95 Top Tier: $155.95 | $99 | $70-$150 |
| TYPICAL CUSTOMER RELAY REVENUE | $15-$85/month | N/A | N/A | N/A |
| NETWORK UPTIME | 99.99% | 99.9% | 94.9% | 99% |
| CUSTOMER SUPPORT | Fast and friendly local support | Out-sourced call centers | Out-sourced call centers | Out-sourced call centers |

We're the only ISP to offer encrypted and secure service that pays customers for hosting network relays.



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We're the only ISP to offer encrypted and secure service that pays customers for hosting network relays.

Since our initial launch in the beginning of 2021, we have completed our soft-launch phase of the Missoula Valley Internet Co-op in the Grant Creek area. We've proven out the Althea technology and our network's ability to provide encrypted and secure service at speeds and prices that outperform competing internet providers. Our network reached profitability with as few as 16 customers, is currently serving roughly 50 customers, and our initial service area covering over 400 homes.

We are now beginning the larger scaling up of our network to serve the entirety of the Missoula and Bitterroot valleys, to connect the existing 500+ customer pre-registrations we've collected, and to go on to serve the approximately 15,000 households inside Missoula County currently cut off from modern broadband service.

With adequate funding we will be able to meet and exceed the considerable demand we have already generated, launch additional networks across the state, and make a substantial and lasting impact on Montanans' technology adoption and the ability to access the modern broadband service they urgently need.

You can read more about us and stay up to date on news and media coverage of our organization on our website.

*The Founders*

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*The Founders*



**Elvis Nuno**

President, Co-Founder, and Head of Montana Network Operations

Elvis was born and raised in Missoula, Montana and is a veteran in the telecom and wireless ISP industry. He has a specialization in network engineering, automation and cloud engineering, and is a senior Developer Operations specialist.



**Kevin Mesiab**

Vice President, Co-Founder, and Head of Business Operations

Kevin was raised in Tacoma, Washington. He has over twenty-five years as a full stack developer and engineer with a wide and varied background inside technology industries, including the telecom and wireless ISP industry.



**Jacob Dobie**

Co-Founder and Head of Washington Operations

Jacob was born and raised in Gig Harbor, Washington. He has over 13 years of experience working on enterprise, small business and consumer grade networks and infrastructure. He has successfully completed over 15 large-scale and numerous small- and medium-scale network deployments. He has extensive experience with building, supporting and maintaining both wired and wireless networking infrastructure.

 https://nwbroadbandalliance.org

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  https://nwbroadbandalliance.org

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